

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-mail
Geoff Browne
Chief Executive Officer
Liberty Silver Corp.
181 Bay Street, Suite 2330
Toronto, Ontario, Canada, M5J 3T3

> **Re: Liberty Silver Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 24, 2013**
> **File No. 333-184962**

Dear Mr. Browne:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus cover page</u>

1. We note the disclosure that your common stock is traded on the Grey Market. We also note the revised risk factor. If true, please disclose that your common stock is not traded on a U.S. securities market and briefly explain the Grey Market.

Prospectus Summary, page 6

2. We note your revised disclosure in response to comment 3 of our letter dated December
    10, 2012. However, we continue to note your disclosure that you presently are engaged
    in the development of resource properties. Please revise your disclosure throughout your
    prospectus.

Description of Business, page 19

Lease and Sublease Agreement, page 26

3. We note your revised disclosure in response to comment 17 of our letter dated December
    10, 2012. Please further revise to disclose the steps you are taking, if any, in order to
    monitor Renaissance's compliance with the terms of the Lease and Sublease agreement.
    In this regard, we note that Renaissance's rights in the Trinity Project are derived from
    the Lease and Sublease agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

Liquidity and Capital Resources, page 36

4. We note your revised disclosure in response to comment 24 of our letter dated December
    10, 2012 and we partially reissue the comment. Please revise to expand your disclosure
    to include the current status, in this section, of the Earn-In Agreement. For instance, we
    note that you expect to incur the required $5,000,000 in exploration expenditures by
    March 29, 2013, but it is unclear how much the company has incurred to date. In
    addition, please address the dilution risk relating to such financing in your risk factor
    disclosure.

Audited Financial Statements for the years ended June 30, 2012 and 2011

Statement of Cash Flows, page F-8

5. We note your response to comment 36 from our letter dated December 10, 2012 and see
    that you have amended your statement of cash flows to reflect the settlement of the
    $150,000 related party notes payable in your cash flows from operating activities.
    However, your disclosures continue to indicate that the related party debt was settled
    through the issuance of common shares rather than cash. The statement of cash flows
    should only report the cash effects of transactions during a period of an entity's
    operations. Please explain how your inclusion of a non-cash transaction complies with
    the form and content provisions of FASB ASC Subsection 230-10-45 or revise your
    statement of cash flow accordingly.

Stock Warrants, page F-17

6. We note you expense the fair value of warrants issued in conjunction with shares of common stock in your "Unit" offerings and that you reflect the warrant issuances as equity transactions in additional paid in capital. We also note that you allocate all of the proceeds received from these offering to the common stock issued. Please explain the basis for your recognition of expense related to the fair value of the warrants and how your accounting complies with the FASB ASC Section 815-40. If you are applying derivative accounting, please explain why you have not recorded an asset or liability related to these instruments on your balance sheet.

Exhibits

7. We continue to note that Exhibit 10.2 is missing attachments. Please file this agreement in its entirety with your next amendment. See Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

8. We note your response to comment 42 in our letter date December 10, 2012 and we reissue the comment. Please have the consent from your independent registered public accounting firm revised to acknowledge your reference the firm on page 46 as experts in accounting and auditing.

Exhibit 99.1

9. We note your response to comment 43 from our letter dated December 10, 2012. Additionally, we note that your disclosure indicates that your technical report may be found on your company website. Please provide disclosure to clarify if your technical report is filed on the Sedar website and reviewed by the Canadian authorities. Additionally, please provide disclosure indicating that mineralized materials defined in your technical report are not recognized by the United States Securities and Exchange Commission.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3333 if you have questions on engineering related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc (via e-mail): Gary Joiner, Esq.